UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                           (Amendment No. _________)*




                         Platinum Energy Resources, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


       Units consisting of one share of common stock and one common stock purchase warrant
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    727659203
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                October 25, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]    Rule 13d-1(b)

[X]    Rule 13d-1(c)

[ ]    Rule 13d-1(d)


--------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                                    -------------------
CUSIP No.  727659203                   13G                  Page 2 of 8 Pages
------------------------                                    -------------------

    1.      NAMES OF REPORTING PERSONS

            JD Capital Management LLC

    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [ ]

            (b)  [ ]


    3.      SEC USE ONLY

    4.      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

      NUMBER OF SHARES          5.    SOLE VOTING POWER

 BENEFICIALLY OWNED BY EACH
                                6.    SHARED VOTING POWER
    REPORTING PERSON WITH
                                                                 1,250,000
                                7.    SOLE DISPOSITIVE POWER


                                8.    SHARED DISPOSITIVE POWER

                                                                 1,250,000

    9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,250,000

   10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                       [ ]

   11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     6.94%

   12.       TYPE OF REPORTING PERSON (See Instructions)

                     OO

------------------------                                    -------------------
CUSIP No.  727659203                   13G                  Page 3 of 8 Pages
------------------------                                    -------------------

    1.      NAMES OF REPORTING PERSONS

            J. David Rogers.

    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [ ]

            (b)  [ ]


    3.      SEC USE ONLY


    4.      CITIZENSHIP OR PLACE OF ORGANIZATION

            USA

      NUMBER OF SHARES          5.    SOLE VOTING POWER

 BENEFICIALLY OWNED BY EACH                                     1,250,000

    REPORTING PERSON WITH       6.    SHARED VOTING POWER

                                                                        0

                                7.    SOLE DISPOSITIVE POWER

                                                                1,250,000

                                8.    SHARED DISPOSITIVE POWER

                                                                        0

    9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,250,000

   10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                    [ ]

   11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     6.94%

   12.      TYPE OF REPORTING PERSON (See Instructions)

                     IN

------------------------                                    -------------------
CUSIP No.  727659203                   13G                  Page 4 of 8 Pages
------------------------                                    -------------------

     Item 1.

                    (a)       Name of Issuer

                              Platinum Energy Resources, Inc.

                    (b)       Address of Issuer's Principal Executive Offices

                              3 Paragon Drive
                              Montvale, NJ 07645

     Item 2.

                    (a)      Name of Person Filing

                                      JD Capital Management LLC
                                      J. David Rogers

                    The Reporting Persons have entered into a Joint Filing Agreement, dated December 20, 2005, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

                    (b) Address of Principal Business Office, or if none, Residence

                             The address of the principal business office of each of the Reporting Persons is

                                      Two Greenwich Plaza
                                      Greenwich, CT  06830

                    (c)      Citizenship

                    JD Capital Management LLC is a limited liability company organized under the laws of the State of Delaware.
                    J. David Rogers is a citizen of the United States.

                    (d)      Title of Class of Securities

                             Units consisting of one share of common stock and one common stock purchase warrant.

                    (e)      CUSIP Number

                             757659203

     Item 3. If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d.2(b) or (c), check whether the person filing is a:

                             Not Applicable.

                    (a)  [ ]    Broker or dealer registered under Section 15 of
                                the Act (15 U.S.C. 78o)

                    (b)  [ ]    Bank as defined in Section 3(a)(6) of the Act
                                (15 U.S.C. 78c).

                    (c)  [ ]    Insurance company as defined in Section 3(a)(19)
                                of the Act (15. U.S.C. 78c).

                    (d)  [ ]    Investment Company registered under Section 8 of
                                the Investment Company Act of 1940
                                (15 U.S.C. 80a-8).

                    (e)  [ ]    An investment adviser in accordance with
                                ss.240.13d-1(b)(1)(ii)(E).

------------------------                                    -------------------
CUSIP No.  727659203                   13G                  Page 5 of 8 Pages
------------------------                                    -------------------

                    (f)  [ ]    An employee benefit plan or endowment fund in
                                accordance with ss.240.13d-1(b)(1)(ii)(F).

                    (g)  [ ]    A parent holding company or control person in
                                accordance with ss.240.13d-1(b)(1)(ii)(G).

                    (h)  [ ]    A savings associations as defined in Section
                                3(b) of the Federal Deposit Insurance Act (12
                                U.S.C. 1813).

                    (i)  [ ]    A church plan that is excluded from the
                                definition of an investment company under
                                Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

                    (j)  [ ]    Group, in accordance with
                                ss.240.13d-1(b)(1)(ii)(J).

     Item 4.        Ownership

                    JD Capital Management LLC ("JD Capital") is the investment manager of Tempo Master Fund LP ("Tempo"), and by virtue of such status may be deemed to be the beneficial owner of the 1,250,000 Units of the Issuer ("Units") owned by Tempo. J. David Rogers ("Rogers"), the managing member of JD Capital, has voting and investment power with respect to the Units, and therefore may be deemed to be the beneficial owner of the Units.

                    JD Capital and Rogers disclaim beneficial ownership of the Units, except to the extent of their respective pecuniary interest.

                    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                    1. JD Capital Management, LLC

                    (a)      Amount beneficially owned: 1,250,000

                    (b)      Percent of class: 6.94%

                    (c)      Number of shares as to which the person has:

                             (i)   Sole power to vote or to direct the vote:
                                                                           - 0 -

                             (ii)  Shared power to vote or to direct the vote:
                                                                       1,250,000

                             (iii) Sole power to dispose or to direct the
                                   disposition of:                         - 0 -

                             (iv)  Shared power to dispose or to direct the
                                   disposition of:                     1,250,000

                    2.       J. David Rogers

                    (a)      Amount beneficially owned: 1,250,000

                    (b)      Percent of class: 6.94%

                    (c)      Number of shares as to which the person has:

                             (i)   Sole power to vote or to direct the vote:
                                                                       1,250,000

                             (ii)  Shared power to vote or to direct the vote:
                                                                             -0-

                             (iii) Sole power to dispose or to direct the
                                   disposition of:                     1,250,000

                             (iv)  Shared power to dispose or to direct the
                                   disposition of:                           -0-

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CUSIP No.  727659203                   13G                  Page 6 of 8 Pages
------------------------                                    -------------------


Item 5.           Ownership of Five Percent or Less of a Class

                  Not Applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group

                  Not Applicable.

Item 9.           Notice of Dissolution of Group

                  Not Applicable.

Item 10.          Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

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CUSIP No.  727659203                   13G                  Page 7 of 8 Pages
------------------------                                    -------------------


                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 20, 2005

                                                     JD CAPITAL MANAGEMENT LLC

                                                     By:  /s/ J. David Rogers
                                                          -------------------
                                                          J. David Rogers


                                                     /s/ J. David Rogers
                                                     -------------------
                                                     J. DAVID ROGERS

------------------------                                    -------------------
CUSIP No.  727659203                   13G                  Page 8 of 8 Pages
------------------------                                    -------------------


                                                                       Exhibit A
                                                                       ---------


              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G


The undersigned hereby agree as follows:

         (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

         (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  December 20, 2005

                                                     JD CAPITAL MANAGEMENT LLC

                                                     By:  /s/ J. David Rogers
                                                          -------------------
                                                          J. David Rogers



                                                     /s/ J. David Rogers
                                                     -------------------
                                                     J. DAVID ROGERS